Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Income and Comprehensive Income
Year Ended December 31, 2015

Revenues		
Income from sales of annuity contracts	$	10,575,952
Fee income		7,340,194
Commission income		3,675,749
Interest, dividends, gain on investments,		
and other income		371,326
Total revenues		21,963,221
Expenses		
Employee compensation and benefits		12,354,283
Data processing		1,046,097
Brokerage, clearing, and license fees		808,271
Occupancy and equipment		317,603
Other expenses		3,071,507
Total expenses		17,597,761
Income before income taxes		4,365,460
Income taxes		1,591,942
Net income	$	2,773,518
Other comprehensive income		-
Comprehensive income	$	2,773,518

The accompanying notes are an integral part of these consolidated financial statements.